UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    June 26, 2015

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

June 26, 2015

To All Shareholders

Koichi Miyata President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF

THE 13th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters outlined below were reported and resolved at the 13th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. held today.

Matters reported:

1.  Business Report, Consolidated Financial Statements for the 13th Fiscal Year (from April 1, 2014 to March 31, 2015) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

The contents of the above were duly reported.
2. Non-Consolidated Financial Statements for the 13th Fiscal Year (from April 1, 2014 to March 31, 2015)
The contents of the above were duly reported.

Proposals resolved:
Proposal No. 1: Appropriation of Surplus
The matter was approved as originally proposed. The dividend at the end of the fiscal year was determined to be ¥80 per common share (¥140 per common share for the annual dividend).
Proposal No. 2: Partial Amendments to the Articles of Incorporation

The matter was approved as originally proposed. The Articles of Incorporation were amended for purposes of allowing the election of a president and executive officer who is not a director, and the conclusion of limitation of liability agreements with non-executive directors and corporate auditors.

Proposal No. 3: Election of Ten Directors

The matter was approved as originally proposed. Messrs. Masayuki Oku, Takeshi Kunibe, Yujiro Ito, Kozo Ogino and Kuniaki Nomura were reelected as Directors. Messrs. and Ms. Toshiyuki Teramoto, Katsunori Tanizaki, Arthur M. Mitchell, Masaharu Kohno and Eriko Sakurai were newly elected as Directors.

Directors, Messrs. Kuniaki Nomura, Arthur M. Mitchell, Masaharu Kohno and Ms. Eriko Sakurai are Outside Directors.

Proposal No. 4: Election of One Corporate Auditor
The matter was approved as originally proposed. Mr. Toru Mikami was newly elected as a Corporate Auditor.
Proposal No. 5: Revision of the Amount of Compensation, etc. payable to Directors
The matter was approved as originally proposed.

Dividend payments

Shareholders who have specified a bank account for the transfer of the year-end dividend for the 13th fiscal year will find enclosed herewith documents entitled “Year-end Dividend Calculation Sheet” and “Reference to the Beneficiary Account for Transfer.” Other shareholders who have elected to receive dividends by “Receipt of Year-end Dividend,” will find enclosed herewith documents entitled “Year-end Dividend Calculation Sheet” and “Receipt of Year-end Dividend.”

< Inquiries >
Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agency Business Planning Department
Phone: 0120-782-031 (toll free within Japan)

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